UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of October, 2006.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  October 19, 2006                    /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           President

                            ROCHESTER RESOURCES LTD.
           400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                    OCTOBER 19, 2006

         ROCHESTER ACQUIRES REMAINING 49% INTEREST IN MINA REAL PROJECT

VANCOUVER,  CANADA - ROCHESTER  RESOURCES  LTD.  (TSXV:  RCT;  OTCBB:  RCTFF AND
FRANKFURT: R5I): The board of directors of Rochester Resources Ltd. is pleased to announce that the continued encouraging results from mining development activities, coupled with the rapid progress being made in the construction of the mill and related infrastructure, has escalated the Company's decision to acquire the balance of the 49% equity interest in its Mina Real Project located in the state of Nayarit, Mexico. A 51% interest in the Mina Real Project was recently vested to the Company and the requirement to make further option payments of US$600,000 to its joint venture partner waived.

Agreement has been reached to issue 10,500,000 common shares of the Company in exchange for all of the outstanding shares of ALB Holdings Ltd. ("ALB"), a private BC holding company. The sole asset of ALB is the 49% equity interest in Mina Real Mexico SA de CV ("Mina Real Mexico") and the only liabilities of ALB are an underlying obligation of US$2 million to an ex-partner and a small net smelter royalty obligation on its interest in the Mina Real Project. The largest single shareholder of ALB is Dr. Alfredo Parra, the President of Mina Real Mexico and founder of the Mina Real Project. On closing of the transaction, Dr. Parra will own 14.5% of the 23,764,735 outstanding common shares of the Company. The transaction is subject to TSX Venture Exchange approval and the completion of formal documentation.

"THE ACQUISITION OF THE REMAINING INTEREST IN THE MINA REAL PROJECT SHOULD, IN ADDITION TO BEING ACCRETIVE TO OUR SHAREHOLDERS, ALIGN THE INTERESTS OF OUR HIGHLY CREDENTIALED MEXICAN PROJECT TEAM HEADED BY DR. PARRA WITH THE COMPANY'S OBJECTIVE OF BECOMING A MAJOR "NICHE MARKET" GOLD/SILVER PRODUCER. THIS KEY PROPERTY, WHEN COMBINED WITH THE COMPANY'S EXPERIENCED MEXICAN BASED MANAGEMENT TEAM, HAS THE POTENTIAL TO PRODUCE A LONG-TERM REVENUE STREAM WHICH SHOULD SET THE STAGE FOR THE DEVELOPMENT OF A SERIES OF SIMILAR SIZE MINING AND MILLING OPERATIONS IN THE REGION.

THE COMPANY'S STRATEGY IS TO CONCENTRATE ON THE ADVANCED EXPLORATION AND DEVELOPMENT OF SIMILAR SIZED PROPERTIES IN THE REGION EITHER SOURCED 100% BY THE COMPANY'S MANAGEMENT OR ACQUIRED THROUGH JOINT VENTURES WITH JUNIOR EXPLORATION ORIENTED COMPANIES OR MAJORS WHO DON'T HAVE THE LOCAL EXPERTISE OR STRATEGIC DESIRE TO OPERATE SMALLER MINING PROJECTS WITH CAPACITY IN THE RANGE OF 200-500 TONNES/DAY." stated Douglas F. Good, President.

Shareholders are reminded that an independent feasibility study has not been obtained on the Mina Real Project, which may increase the risk that the planned operations are not economically viable. The board has relied on the work of its corporate management, an outside consultant and the project management in Mexico who have extensive experience in similar size projects from the construction and operational perspective.


ON BEHALF OF THE BOARD                        INVESTOR INFORMATION CONTACT:

/s/ DOUGLAS F. GOOD                                    Douglas F. Good
--------------------------------
Douglas F. Good, President & CEO                   Tel: 1-877-541-6285
                                          Email: info@rochesterresourcesltd.com
                                         Website: www.rochesterresourcesltd.com
FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.